April 8, 2011

VIA EDGAR

U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	Sun Life of Canada (U.S.) Variable Account F (“Registrant”) (CIK 0000853285)
Sun Life Assurance Company of Canada (U.S.) (“Depositor”)
Request for Withdrawal of Post-Effective Amendment No 1 Registration Statement on Form N-4
File Nos. 333-168741 and 811-05846
Class (Contract) ID: C000092943
Accession Number: 0000745544-11-000248
Filing Date: March 18, 2011

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Registrant and Depositor respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above captioned Post-Effective Amendment No. 1 to Form N-4 Registration Statement filed with the Commission on March 18, 2011 (the “Amendment”). Registrant and Depositor respectfully submit that a withdrawal of the Amendment is consistent with the public interest and the protection of investors.

The Registration Statement will go effective on May 18, 2011, unless declared effective prior to that date by the SEC.  If the Registration Statement does not go effective on or before May 2, 2011, Registrant will have to suspend sales of the securities registered thereunder. In light of the impending Federal government shut-down, and the possibility that there will be no SEC staff to declare the Registration Statement effective prior to May 2, 2011, Registrant is withdrawing the Registration Statement.

In making this request for withdrawal, Depositor and Registrant confirm that:

1.	the Amendment has not automatically become effective nor been declared effective by the Commission;

2.	no securities have been sold in reliance on the Amendment or pursuant to the prospectus contained therein; and

3.	no preliminary prospectus contained in the Amendment has been distributed.

Respectfully submitted,

/s/ Sandra M. DaDalt

Sandra M. DaDalt
Assistant Vice President
and Senior Counsel

cc:           Rebecca Marquigny, Esquire